MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William L. Macdonald
Direct Tel.	604.648.1670
Our File No.	31266-1 / WLM3112

June 18, 2008

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: Jennifer O’Brien, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	Century Petroleum Corp. (the "Company")
Form 10-KSB for Fiscal Year Ended April 30, 2007
Filed: July 30, 2007
Form 10-QSB for Fiscal Quarter Ended October 31, 2007
Your File No. 333-126490

           We are the solicitors for the Company. We refer to your letter of February 28, 2008 addressed to the Company with your comments on the Company's Form 10-KSB, filed July 30, 2007 and Form 10-QSB for fiscal quarter ended October 31, 2007. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-KSB for the Fiscal Year Ended April 30, 2007

General

1.	Your comment in regards to corresponding revisions to all related disclosure in subsequent reports is noted.

2.	Thank you for the reminder of the revised scaled disclosure requirements. We note the guidance in the Release stating that:

Transition for Current Small Business Issuers. We are providing current small business issuers the option to file their next annual report for a fiscal year ending on or after

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

December 15, 2007 on either Form 10-KSB or Form 10-K. A small business issuer may continue to file its periodic reports using Regulation S-B and the "SB" forms until its next annual report is filed. After a small business issuer files that next annual report, subsequent periodic reports must be filed on a form that does not have the "SB" designation. This will provide an optional transition period for companies that were small business issuers as of the effective date.

As a result of this transition period, Regulation S-B, Form 10-QSB, and Form 10-KSB need to be maintained while eligible small business issuers may continue to use them. Accordingly, while most of the amendments are effective on February 4, 2008, Form 10- QSB will not be removed until October 31, 2008 and Regulation S-B and Form 10-KSB will not be removed until March 15, 2009.

3.

We also note that the Company has not filed a registration statement under the Exchange Act for the registration of its common shares pursuant to Section 12(g). Subject to any guidance that you may have, the Company would like to file a Form 8-A with your approval to rectify this situation.

4.

We are unaware of the Form 10-KSB requirement that is cited in your comment. Perhaps you could provide further guidance on this comment so that we can address it as completely as possible. Further, given the response to comment 3 and the Company’s status, this may be irrelevant in any event as the Company does not currently have class of securities registered under the Exchange Act.

Description of Business

Note Regarding Forward Looking Statements, page 3

5.

We were not aware that Sections 27A and 21E cited in the comment are relevant to penny issuer status. We note that the safe harbor for forward looking statements available under the Private Securities Litigation Reform Act of 1995 is not available to issuers of penny stock and as a result such a reference would be inappropriate, but were not aware of a similar restriction to the Sections cited. In any event, the disclosure has been revised.

Current Business, page 3

6.

The Company has ceased mineral exploration activities (the Hermosa property) and will be focussing on oil and gas exploration and development. The amended Form 10-KSB has been revised in various areas to make this fact more explicit.

Competition

7.	The disclosure has been revised such that it is specific to oil and gas operations.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Description of Property

Properties

Thunder Stud Prospect, Calcasieu Parish, Louisiana, page 10

8.	The Thunder Stud property agreement has been filed as an exhibit to the amended Form 10-QSB.

Plan of Operation, page 13

Application of Critical Accounting Policies, page 15

Translation of Foreign Currency, page 15

9.	The amended Form 10-KSB and amended Form 10-QSB have been amended to provide the following disclosure:

Translation of Foreign Currency

The functional currency and the reporting currency is the United States Dollar. We have gains arising as a result of translations of the Canadian funds deposits into US dollars. These gains were included in operations.

Foreign Currency Transactions

The functional currency and the reporting currency is the United States Dollar. We have foreign currency transaction gains and losses arising as a result of transactions denominated in Canadian funds. These gains and losses were included in operations.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Directors, Executive Officers, Promoters and Control Persons, page 18

10.	The disclosure regarding the Company’s directors and officers has been revised pursuant to your comment.

Executive Compensation, page 21

11.	Additional footnote disclosure has been added to the Summary Compensation Table in regards to the valuation of the stock compensation paid to Mr. Hersch.

12.	The disclosure regarding outstanding equity awards at fiscal year end as required by Item 402(d) of Regulation S-B has been provided.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Certain Relationships and Related Transactions, and Director Independence, page 23

13.

Additional disclosure has been provided in this section to reflect the note disclosure in the Company’s audited financial statements, although it does not appear that such transactions are above the threshold provided for in Item 404(a) of Regulation S-B. Please note that the only related party agreement is that with James Hersch, as previously filed.

Financial Statements

Statements of Operations, page F3

14.	The line item description has been revised to clarify that these relate to “mineral property exploration costs” and are not related to the petroleum and natural gas properties.

Statements of Cash Flows, page F4

15.

The Company did not report the effect of exchanges on cash and cash equivalents denominated in a foreign currency in the cash flow statement as the Company did not have any cash or cash equivalent balances denominated in a foreign currency at the beginning nor the end of the period ended April 30, 2007.

1. Summary of Significant Accounting Policies and Organization, page F6

d) Mineral Property Interests, page F6

16.

The Company has included this accounting policy within the summary of significant accounting policies as it had recorded an impairment of mineral property costs and incurred mineral property exploration costs during the comparative periods presented.

e) Oil and Gas Interests, page F6

17.	The Company has revised the disclosure under the heading “Significant Accounting Policies” in its financial statements.

4. Stockholders’ Equity, page F10

18.

The Company classified the services provided by the President as consulting expense because the shares were issued to President for the provision of consulting services. The company accrued $157,500 to record one month of consulting services provided for which shares had yet to be released from escrow. As the amount expensed is material, the Company classified the services as consulting expense to disclose the expense separately from other general and administrative expenses.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Form 10-QSB for the Fiscal Quarter Ended October 31, 2007

Plan of Operations, page 7

Going Concern, page 8

19.	Please advise as to a convenient time to discuss this disclosure, pursuant to your comment.

Controls and Procedures, page 15

20.	The Company’s officers conclusions on disclosure controls and procedures has been expanded upon pursuant to your comment.

21.	The Company has advised that its disclosure controls and procedures are effective at the reasonable assurance level, and disclosure has been added in this regard.

Closing Comments

     Please find enclosed a letter of acknowledgement from the Company as requested. For the ease of review, also enclosed are clean and blacklined versions of the Amended Annual and Quarterly Reports.

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-QSB shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

Encl.